SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 USA Truck, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902925106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Scadina
                   Executive Vice President & General Counsel
                              Liberate Technologies
                         310 University Ave., Suite 201
                           Palo Alto, California 94301
                                 (650) 330-8960

                                 With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 1100
                           Palo Alto, California 94301
                                 (650) 470-4500

      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 23, 2006
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

---------------------------------                     --------------------------
                                 |                   |
CUSIP No. 902925106              |        13D        |   Page 2 of 7 Pages
         ----------              |                   |
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1      |   NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE
       |   PERSONS (ENTITIES ONLY)
       |
       |        Liberate Technologies
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2      |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
       |                                                                (b) [ ]
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3      |   SEC USE ONLY
--------------------------------------------------------------------------------
4      |   SOURCE OF FUNDS
       |
       |         WC
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5      |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       |   REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6      |   CITIZENSHIP OR PLACE OF ORGANIZATION
       |
       |         Delaware
--------------------------------------------------------------------------------
                | 7      |   SOLE VOTING POWER
                |        |
                |        |   580,915
   NUMBER OF    |---------------------------------------------------------------
     SHARES     | 8      |   SHARED VOTING POWER
  BENEFICIALLY  |        |
    OWNED BY    |        |   0
      EACH      |---------------------------------------------------------------
   REPORTING    | 9      |   SOLE DISPOSITIVE POWER
     PERSON     |        |
      WITH      |        |   580,915
                |---------------------------------------------------------------
                | 10     |   SHARED DISPOSITIVE POWER
                |        |
                |        |   0
--------------------------------------------------------------------------------
11     |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |
       |   580,915
--------------------------------------------------------------------------------
12     |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       |   CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13     |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       |
       |   5.07%(1)
--------------------------------------------------------------------------------
14     |   TYPE OF REPORTING PERSON
       |
       |   CO
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(1) Based on 11,448,122 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of July 25, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission.

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of USA Truck, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3200 Industrial Park Road, Van Buren, Arkansas 72956.

Item 2. Identity and Background.

         The name of the person filing this Schedule 13D is Liberate Technologies, a Delaware corporation ("Liberate"). Liberate was a provider of software for digital cable television systems. Liberate's software enabled cable operators to run multiple services, including high-definition television, interactive programming guide, video on demand, personal video recorders and games, on multiple platforms. As a result of the sale of substantially all of its assets in 2005, Liberate currently has no significant operating business.

         Liberate's executive offices are located at 310 University Ave., Suite 201, Palo Alto, California 94301.

         The name, citizenship, principal occupation and business address of each executive officer and director of Liberate are set forth in Schedule I hereto, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 580,915 shares of Common Stock purchased by Liberate as of August 31, 2006 was $10,124,222.87. The source of funding for the purchase was Liberate's general working capital.

Item 4. Purpose of Transaction.

         Liberate purchased the shares of Common Stock for investment purposes because it believes them to be undervalued in the marketplace. Except as noted in this Item 4, Liberate does not have any plans or proposals that relate to or could result in any of the matters referred to in the instructions to Item 4 of
Schedule 13D. Liberate has and may in the future engage in discussions with the Issuer's management. In addition, Liberate may (a) acquire additional shares of Common Stock at any time and from time to time in the open market or otherwise,
(b) dispose of all or any portion of the shares at any time and from time to time in the open market or otherwise or (c) continue to hold some or all of the shares.

Item 5. Interest in Securities of the Issuer.

         (a) Liberate beneficially owns (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 580,915 shares of Common Stock, representing approximately 5.07% of the outstanding shares of Common Stock (based on 11,448,122 shares of Common Stock stated to be outstanding as of July 25, 2006 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2006 filed with the Securities and Exchange Commission).

         (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Liberate has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 580,915 shares of Common Stock. Except as set forth in this Schedule 13D, to the knowledge of Liberate, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) The trading dates, number of shares of Common Stock purchased and the price per share for all transactions related to Common Stock by Liberate for the last 60 days are set forth in Schedule II hereto and are incorporated herein by reference. All purchases were open market purchased made on the NASDAQ. Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Liberate or, to the knowledge of Liberate, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         To the knowledge of Liberate, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: September 1, 2006


                                        LIBERATE TECHNOLOGIES


                                        By: /s/ Mark Scadina
                                            ------------------------------------
                                        Name:  Mark Scadina
                                        Title: Executive Vice President &
                                               General Counsel

                                   SCHEDULE I

            Directors and Executive Officers of Liberate Technologies

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Liberate Technologies. Unless otherwise indicated, the current business address of each of these individuals at Liberate Technologies is 310 University Ave., Suite 201, Palo Alto, California 94301 and each of these individuals is a citizen of the United States.

  Name and Business or Home      Position with Liberate Technologies and Present
   Address and Citizenship             Principal Occupation or Employment

Phil Vachon                      Director and President of Liberate Technologies

Gregory Wood                     Director and Executive Vice President and Chief
                                      Financial Officer of Liberate Technologies

Patrick Nguyen                   Director and Executive Vice President Corporate
                                      Development of Liberate Technologies

Mark Scadina                     Director and Executive Vice President and
                                      General Counsel of Liberate Technologies

                                   SCHEDULE II

                               Number of Shares
    Trade Date            of Common Stock Purchased          Price per Share
--------------------- --------------------------------- ------------------------
6/26/2006                               150                       17.29
6/26/2006                             3,966                       17.30
6/26/2006                               200                       17.342
6/26/2006                               119                       17.35
6/26/2006                               100                       17.36
6/26/2006                               700                       17.39
6/26/2006                               300                       17.391
6/26/2006                            47,665                       17.40
6/26/2006                            11,000                       17.50
6/27/2006                               615                       17.26
6/27/2006                               702                       17.27
6/27/2006                             6,604                       17.30
6/27/2006                             2,898                       17.31
6/27/2006                            10,580                       17.32
6/27/2006                            15,000                       17.45
6/27/2006                             4,400                       17.48
6/27/2006                            12,000                       17.50
6/28/2006                               284                       17.21
6/28/2006                             1,007                       17.29
6/28/2006                               353                       17.33
6/28/2006                            22,230                       17.35
6/28/2006                               300                       17.45
6/28/2006                                42                       17.50
6/29/2006                                14                       17.47
6/29/2006                               700                       17.50
7/17/2006                               200                       17.42
7/17/2006                               150                       17.43
7/17/2006                               363                       17.44
7/17/2006                               100                       17.45
7/17/2006                             1,100                       17.46
7/17/2006                             2,641                       17.47
7/17/2006                               300                       17.48
7/17/2006                             4,746                       17.50
8/8/2006                                 94                       17.16
8/8/2006                                300                       17.18
8/8/2006                                813                       17.20
8/8/2006                                500                       17.21
8/8/2006                                  9                       17.23
8/8/2006                                 15                       17.25
8/8/2006                                300                       17.26
8/8/2006                                100                       17.28
8/8/2006                                400                       17.29
8/8/2006                                424                       17.30
8/8/2006                              1,100                       17.31
8/8/2006                              2,300                       17.315
8/8/2006                              1,690                       17.32
8/8/2006                                250                       17.37
8/8/2006                              1,700                       17.40
8/8/2006                              3,956                       17.50
8/8/2006                             40,000                       17.52
8/9/2006                                  3                       17.31
8/9/2006                              1,200                       17.34
8/9/2006                                547                       17.36
8/9/2006                                100                       17.38
8/9/2006                                900                       17.40
8/9/2006                              4,729                       17.41
8/9/2006                              1,627                       17.44
8/9/2006                                220                       17.45
8/9/2006                                100                       17.465
8/9/2006                              1,100                       17.47
8/9/2006                              1,553                       17.50
8/10/2006                               400                       17.31
8/10/2006                               200                       17.34
8/10/2006                             1,800                       17.36
8/10/2006                               500                       17.37
8/10/2006                              1000                       17.38
8/10/2006                               700                       17.40
8/10/2006                               300                       17.46
8/10/2006                               185                       17.49
8/10/2006                             4,417                       17.50
8/10/2006                             2,800                       17.72
8/11/2006                               850                       17.4329
8/11/2006                               700                       17.44
8/11/2006                             4,510                       17.45
8/11/2006                            22,940                       17.50
8/14/2006                             1,290                       17.50
8/15/2006                             6,017                       17.50
8/16/2006                               100                       17.49
8/16/2006                            13,010                       17.50
8/23/2006                               125                       17.12
8/23/2006                             5,217                       17.17
8/23/2006                               300                       17.19
8/23/2006                               101                       17.22
8/23/2006                               100                       17.27
8/23/2006                               408                       17.33
8/23/2006                             4,500                       17.345
8/23/2006                            17,100                       17.35
8/23/2006                            48,262                       17.36
8/23/2006                            15,616                       17.41
8/23/2006                            27,500                       17.48
8/23/2006                             8,523                       17.50